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                                                    Filed by USA Broadband, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                   Subject Company: Las Americas Broadband, Inc.
                                                   Commission File No. 000-13338

THE FOLLOWING PRESS RELEASE WAS DISSEMINATED BY USA BROADBAND, INC. ON JUNE 13, 2002:

NEWS

Contact: Phil Allen 303 898-9625

USA BROADBAND AND LAS AMERICAS BROADBAND TO FOCUS ON CONCESSION-BASED CABLE BUILD IN BAJA, MEXICO, FRANCHISE AND PRIVATE CABLE SYSTEMS IN CALIFORNIA

PETALUMA, Calif. and TEHACHAPI, Calif., June 13, 2002 -- USA BROADBAND, INC., (OTC Bulletin Board: USBU.OB), a provider of digital television and high-speed Internet services, and LAS AMERICAS BROADBAND, INC. ("LABN"), a provider of cable television services, jointly announced today a cooperative effort to concentrate on concession-based cable television services in Baja, Mexico, with initial operations in Tijuana, Mexico, in advance of the consummation of their proposed merger. After the merger, which is subject to shareholder and regulatory approval, USA Broadband and LABN will operate as a combined company. It is contemplated that the combined company will adopt a new name to better reflect its business strategy and targeted markets.

USA Broadband plans to continue to manage the approximately 3,600 multiple dwelling unit ("MDU" or "private cable") subscribers it presently serves in California. LABN will continue to manage the approximately 2,000 franchise cable subscribers - also in California - it serves through its subsidiaries.

"We are very excited about our new focus," said USA Broadband's interim President and CEO Edward Mooney. "In particular, this Baja California cable build represents a unique infrastructure investment with an established business model, compelling economics and terminal subscriber valuations."

After the completion of the merger, LABN's current President and CEO, Richard G. Lubic, a 30-year cable veteran, will serve as Chairman and CEO of USA Broadband. "The merger of USA Broadband and LABN will help accelerate the development of a unique digital cable build in Northern Baja, Mexico," Lubic said. "In excess of $10 million has already been invested by LABN and its related entities in securing and developing the concession, designing the complete system, installing a central head-end network control center, establishing administrative and marketing offices, and building approximately 100 miles of new cable plant, which passes more than 6,000 homes. More than 2,000 subscribers have signed up at an average of $34 a month in what we believe to be one of the fastest-growing cities in Mexico."

"The 30-year concession which governs LABN's current cable operations in Tijuana, Mexico also allows us to install and offer high-speed data and Internet services to the

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hundreds of foreign-owned industrial sites in the area, known as MAQUILADORAS, as well new cable builds in fast-growing cities in the region," Lubic said.

As a result of USA Broadband's new focus, Mooney said USA Broadband may sell certain non-core assets outside of California and reinvest net proceeds into USA Broadband's new business strategy and to pay debt and other payables. USA Broadband currently owns and manages systems serving approximately 10,000 private cable subscribers in multiple states.

Mooney also noted that USA Broadband has decided not to complete the purchase of the rights for some of the properties, located in Texas, included in an asset purchase agreement it and a subsidiary entered into in March 2002 with Verizon Media Ventures, Inc. and GTE Southwest Incorporated. USA Broadband has previously completed the purchase of the rights to provide cable service for other properties subject to the agreement. Mooney went on to explain that although Verizon believes failure to purchase these properties is a default by USA Broadband under the agreement, USA Broadband is evaluating its options and reviewing its rights under the agreement.

ABOUT USA BROADBAND, INC.

USA Broadband (formerly Optika Investment Company, Inc.) is a publicly-traded Delaware corporation positioning itself to become a provider of digital television, entertainment, data, Internet and broadband services. USA Broadband is seeking to develop a suite of popular digital services based on best-of-breed delivery technologies, such as direct broadcast satellite services and high-speed wireline and wireless broadband access.

USA Broadband initially has targeted the multiple dwelling unit market and serves subscribers through its primary operating subsidiary Cable Concepts, Inc. (d/b/a Direct Digital Communications). USA Broadband continues to seek to acquire or develop additional operating assets and subsidiaries to pursue market opportunities in targeted geographic markets.

ABOUT LABN

LABN develops and operates cable television systems and broadband networks for video, data, and Internet. Cable California, under the management of LABN, is constructing a 1,300-mile broadband network in the Northern Baja California region of Mexico for the delivery of cable television, data and Internet. Cable California, an entity organized under the laws of the United States of Mexico, has a 30-year advanced telecommunications broadband concession from the Mexican government to construct and operate one of Latin America's largest fiber-optic networks, a 750-mhz network providing high-speed Internet, telephony, data and multi-channel cable television to residents and businesses. LABN has a management contract to manage Cable California.

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FORWARD LOOKING INFORMATION

This press release may contain forward-looking statements involving risks and uncertainties. Statements in this press release that are not historical, including statements regarding management intentions, beliefs, expectations, representations, plans or predictions of the future are forward-looking statements within the meaning of the "safe-harbor" provisions of the Private Securities Litigation Reform Act of 1995. These risks include, but are not limited to, fluctuations in financial results, availability and customer acceptance of products and services, the impact of competitive products, services and pricing, and general market trends and conditions. For a discussion of other potential factors that could cause actual results to vary materially from expectations, reference is made to USA Broadband's and LABN's respective annual and quarterly reports filed with the Securities and Exchange Commission. None of the parties to the merger transaction undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

THIS NEWS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND SHALL NOT CONSTITUTE AN OFFER OF ANY SECURITIES FOR SALE. USA Broadband and LABN have commenced the preparation of a joint registration/proxy statement in connection with the transaction that will be mailed to the shareholders of each entity. When available, this document will contain important information about the transaction, which should be considered by investors and security holders prior to making any investment decisions. Investors and security holders of USA Broadband and LABN are urged to read the registration/proxy statement carefully before making a decision concerning the merger and the related transactions described therein. Investors and security holders may obtain free copies of this document when it is filed through the website maintained by the Securities and Exchange Commission at http//www.sec.gov. USA Broadband will provide free copies of the registration/proxy statement when it becomes available, as well as its Form 10-K for the fiscal year ended September 30, 2001, and Form 10-Q for the quarterly period ended March 31, 2002. LABN will provide free copies of the registration/proxy statement, as well as its Form 10-K for the fiscal year ended December 31, 2001, when they become available.

USA Broadband, LABN, and their respective officers and directors and certain other members of management or employees may be deemed to be participants in the solicitation of proxies from shareholders of USA Broadband and LABN with respect to the transactions contemplated by the merger agreement. The directors and executive officers of USA Broadband and their beneficial ownership of the common stock of USA Broadband are described in the most recent proxy statements filed with the Securities and Exchange Commission by USA Broadband. You may obtain free copies of these proxy statements at the Security and Exchange Commission's website at www.sec.gov. Security holders of USA Broadband and LABN may obtain additional information regarding the interests of the foregoing individuals by reading the joint registration/proxy statement when it becomes available.

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This press release is not an offer to purchase shares of LABN common stock, nor is it an offer to sell shares of USA Broadband common stock that may be issued in the merger or otherwise. Any issuance of USA Broadband common stock in the merger must be registered under the Securities Act of 1933, as amended, and such USA Broadband common stock must be offered only by means of a prospectus complying with the Securities Act of 1933, as amended.